Exhibit 99.1

MANCHESTER, England. — 17 May 2018 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2018 fiscal third quarter and nine months ended 31 March 2018.

Highlights

•                  Progressed to the FA Cup Final for a record-equalling 20th time

•                  Became the fastest growing sports club channel to launch on Youtube

•                  Revenue for the quarter £137.5m — up 8% from third quarter 2017

•                  Four sponsorship deals announced in the quarter

•                  PingAn (Financial Services)

•                  Science in Sport (Regional)

•                  Renewal of Cho-A-Pharm (Regional)

•                  Extension of Mlily (Global)

Commentary

Ed Woodward, Executive Vice Chairman, commented, “As another season nears its close, we have achieved our highest number of points and finish since 2012/13 and we look forward to another trip to Wembley. We anticipate another successful summer tour in the United States in preparation for the 2018/19 season.”

Outlook

For fiscal 2018, Manchester United continues to expect:

•                  Revenue to be £575m to £585m.

•                  Adjusted EBITDA to be £175m to £185m.

Key Financials (unaudited)

£ million (except	Three months ended 31 March			Nine months ended 31 March
(loss)/earnings per share)	2018	2017	Change	2018	2017	Change
Commercial revenue	66.7	66.5	0.3%	212.6	207.6	2.4%
Broadcasting revenue	39.7	31.4	26.4%	139.4	113.0	23.4%
Matchday revenue	31.1	29.3	6.1%	90.4	84.7	6.7%
Total revenue	137.5	127.2	8.1%	442.4	405.3	9.2%
Adjusted EBITDA(1)	36.1	30.0	20.3%	140.5	130.2	7.9%
Operating (loss)/profit	(2.3)	(4.1)	(43.9)%	41.6	39.7	4.8%

Profit/(loss) for the period (i.e. net income/(loss))(2)	0.1	(3.8)	—	(21.0)	14.9	—
Basic earnings/(loss) per share	0.07	(2.30)	—	(12.81)	9.10	—
Adjusted (loss)/profit for the period (i.e. adjusted net (loss)/income)(1)	(5.4)	(6.3)	(14.3)%	18.2	11.8	54.2%
Adjusted basic (loss)/ earnings per share (pence)(1)	(3.30)	(3.84)	(14.1)%	11.10	7.22	53.7%

Net debt(1)/(3)	301.3	366.3	(17.7)%	301.3	366.3	(17.7)%

(1) Adjusted EBITDA, adjusted (loss)/profit for the period, adjusted basic (loss)/earnings per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” below and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) The US federal corporate income tax rate reduced from 35% to 21% following the substantive enactment of US tax reform on 22 December 2017. This necessitated a re-measurement of the existing US deferred tax position in the period to 31 December 2017. As a result the loss for the nine months ended 31 March 2018 includes a non-cash tax accounting write off of £48.8 million.

(3) The gross USD debt principal remains unchanged.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £66.7 million, an increase of £0.2 million, or 0.3%, over the prior year quarter.

•                  Sponsorship revenue for the quarter was £41.7 million, a decrease of £0.1 million, or 0.2%, over the prior year quarter;

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the quarter was £25.0 million, an increase of £0.3 million, or 1.2%, over the prior year quarter.

Broadcasting

Broadcasting revenue for the quarter was £39.7 million, an increase of £8.3 million, or 26.4%, over the prior year quarter, primarily due to playing one additional PL home game and two additional PL games being broadcast live.

Matchday

Matchday revenue for the quarter was £31.1 million, an increase of £1.8 million, or 6.1%, over the prior year quarter, primarily due to playing an additional PL home game, partially offset by playing fewer domestic cup games.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £136.4 million, an increase of £6.6 million, or 5.1%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £75.1 million, an increase of £8.6 million, or 12.9%, over the prior year quarter, primarily due to player salary uplifts related to participation in the UEFA Champions League.

Other operating expenses

Other operating expenses for the quarter were £26.3 million, a decrease of £4.4 million, or 14.3%, over the prior year quarter, reflecting lower home domestic cup gate share costs, reduced travel costs and a reduction in foreign exchange losses.

Depreciation & amortization

Depreciation for the quarter was £2.6 million, an increase of £0.1 million, or 4.0%, over the prior year quarter. Amortization for the quarter was £32.4 million, an increase of £2.3 million, or 7.6%, over the prior year quarter. The unamortized balance of registrations at 31 March 2018 was £321.3 million.

Loss on disposal of intangible assets

Loss on disposal of intangible assets for the quarter was £3.4 million compared to £1.5 million in the prior year quarter.

Net finance income/(costs)

Net finance income for the quarter was £1.0 million, compared to net finance costs of £3.3 million in the prior year quarter, primarily due to unrealized foreign exchange gains on unhedged USD borrowings.

Tax

The tax credit for the quarter was £1.4 million, compared to £3.6 million in the prior year quarter.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate changes) increased by £6.4 million in the quarter compared to an increase of £29.9 million in the prior year quarter.

Net cash generated from operating activities for the quarter was £21.2 million, a decrease of £18.6 million over the prior year quarter.

Net capital expenditure on property, plant and equipment for the quarter was £1.0 million, a decrease of £1.6 million over the prior year quarter.

Net capital proceeds on intangible assets for the quarter were £1.3 million, a decrease of £5.3 million over the prior year quarter.

Net debt

Net debt as of 31 March 2018 was £301.3 million, a decrease of £65.0 million over the year. The gross USD debt principal remains unchanged.

Dividend

A semi-annual dividend of $0.09 per share was paid during the quarter. A further semi-annual dividend of $0.09 per share will be paid on 5 June 2018, to shareholders of record on 27 April 2018. The stock began trading ex-dividend on 26 April 2018.

Conference Call Information

The Company’s conference call to review third quarter fiscal 2018 results will be broadcast live over the internet today, 17 May 2018 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth.

Through our 140-year heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit/(loss) for the period before depreciation, amortization, profit/(loss) on disposal of intangible assets, exceptional items, net finance costs, and tax.

We believe Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit/(loss) for the period to Adjusted EBITDA is presented in supplemental note 2.

2.                   Adjusted (loss)/profit for the period (i.e. adjusted net (loss)/income)

Adjusted (loss)/profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings, and fair value movements on derivative financial instruments, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on a normalized tax rate of 28%; 2017: 35%). The normalized tax rate of 28% was the weighted average US federal corporate income tax rate applicable during the financial year.

We believe that in assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal income tax rate of 28% (2017: 35%) applicable during the financial year. A reconciliation of profit/(loss) for the period to adjusted (loss)/profit for the period is presented in supplemental note 3.

3.                   Adjusted basic and diluted (loss)/earnings per share

Adjusted basic and diluted (loss)/earnings per share are calculated by dividing the adjusted (loss)/profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. We have one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted (loss)/earnings per share are presented in supplemental note 3.

4.                   Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

Key Performance Indicators

	Three months ended		Nine months ended
	31 March		31 March
	2018	2017	2018	2017
Commercial % of total revenue	48.5%	52.3%	48.1%	51.2%
Broadcasting % of total revenue	28.9%	24.7%	31.5%	27.9%
Matchday % of total revenue	22.6%	23.0%	20.4%	20.9%
Home Matches Played
PL	5	4	16	14
UEFA competitions	1	2	4	5
Domestic Cups	2	3	3	5
Away Matches Played
UEFA competitions	1	2	5	5
Domestic Cups	2	4	4	5

Other
Employees at period end	930	888	930	888
Employee benefit expenses % of revenue	54.6%	52.3%	48.5%	47.5%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2017/18 season	4	7	5	3	19
2016/17 season	3	7	4	5	19

Contacts

Manchester United plc Investor Relations: Cliff Baty Chief Financial Officer +44 161 868 8650 ir@manutd.co.uk	Manchester United plc Media: Philip Townsend +44 161 868 8148 philip.townsend@manutd.co.uk
Sard Verbinnen & Co Jim Barron / Devin Broda + 1 212 687 8080 JBarron@SARDVERB.com dbroda@SARDVERB.com

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 March		Nine months ended 31 March
	2018	2017	2018	2017
Revenue	137,469	127,197	442,411	405,268
Operating expenses	(136,411)	(129,799)	(415,699)	(373,197)
(Loss)/profit on disposal of intangible assets	(3,446)	(1,521)	14,846	7,599
Operating (loss)/profit	(2,388)	(4,123)	41,558	39,670
Finance costs	(5,935)	(6,334)	(18,293)	(21,605)
Finance income	7,027	3,056	14,239	424
Net finance income/(costs)	1,092	(3,278)	(4,054)	(21,181)
(Loss)/profit before tax	(1,296)	(7,401)	37,504	18,489
Tax credit/(expense) (1)	1,404	3,632	(58,535)	(3,564)
Profit/(loss) for the period (1)	108	(3,769)	(21,031)	14,925

Basic earnings/(loss) per share:
Basic earnings/(loss) per share (pence) (1)	0.07	(2.30)	(12.81)	9.10
Weighted average number of ordinary shares outstanding (thousands)	164,195	164,025	164,195	164,025
Diluted earnings/(loss) per share:
Diluted earnings/(loss) per share (pence)(1)/(2)	0.07	(2.30)	(12.81)	9.08
Weighted average number of ordinary shares outstanding (thousands)	164,591	164,448	164,591	164,448

(1) The US federal corporate income tax rate reduced from 35% to 21% following the substantive enactment of US tax reform on 22 December 2017. This necessitated a re-measurement of the existing US deferred tax position in the period to 31 December 2017. As a result the tax expense for the nine months ended 31 March 2018 includes a non-cash tax accounting write off of £48.8 million. Accordingly, this has resulted in a loss for the nine months ended 31 March 2018 and basic and diluted loss per share.

(2) For the nine months ended 31 March 2018 and the three months ended 31 March 2017 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 31 March 2018	As of 30 June 2017	As of 31 March 2017
ASSETS
Non-current assets
Property, plant and equipment	245,186	244,738	244,137
Investment property	13,869	13,966	14,017
Intangible assets	752,016	717,544	707,578
Derivative financial instruments	3,404	1,666	2,127
Trade and other receivables	5,618	15,399	14,983
Tax receivable	1,033	—	—
Deferred tax asset	80,409	142,107	144,329
	1,101,535	1,135,420	1,127,171
Current assets
Inventories	1,398	1,637	1,348
Derivative financial instruments	2,799	3,218	3,977
Trade and other receivables	90,567	103,732	86,290
Tax receivable	258	—	375
Cash and cash equivalents	161,717	290,267	152,653
	256,739	398,854	244,643
Total assets	1,358,274	1,534,274	1,371,814

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 31 March 2018	As of 30 June 2017	As of 31 March 2017
EQUITY AND LIABILITIES
Equity
Share capital	53	53	52
Share premium	68,822	68,822	68,822
Merger reserve	249,030	249,030	249,030
Hedging reserve	(12,682)	(31,724)	(37,997)
Retained earnings	161,296	191,436	177,904
	466,519	477,617	457,811
Non-current liabilities
Derivative financial instruments	—	655	1,398
Trade and other payables	74,998	83,587	63,744
Borrowings	457,011	497,630	516,286
Deferred revenue	32,208	39,648	34,142
Deferred tax liabilities	33,891	20,828	12,092
	598,108	642,348	627,662
Current liabilities
Derivative financial instruments	—	1,253	2,418
Tax liabilities	2,166	9,772	5,296
Trade and other payables	208,840	190,315	176,427
Borrowings	5,960	5,724	2,700
Deferred revenue	76,681	207,245	99,500
	293,647	414,309	286,341
Total equity and liabilities	1,358,274	1,534,274	1,371,814

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 March		Nine months ended 31 March
	2018	2017	2018	2017
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	28,743	48,070	17,254	71,220
Interest paid	(7,210)	(8,116)	(16,849)	(17,763)
Interest received	266	113	654	424
Tax paid	(620)	(290)	(6,388)	(3,953)
Net cash generated from/(used in) operating activities	21,179	39,777	(5,329)	49,928
Cash flows from investing activities
Payments for property, plant and equipment	(998)	(2,644)	(9,585)	(6,352)
Proceeds from sale of property, plant and equipment	—	—	75	—
Payments for investment property	—	—	—	(659)
Payments for intangible assets	(6,812)	(4,871)	(135,933)	(170,282)
Proceeds from sale of intangible assets	8,203	11,537	40,645	50,605
Net cash generated from/(used in) investing activities	393	4,022	(104,798)	(126,688)
Cash flows from financing activities
Repayment of borrowings	(106)	(101)	(312)	(295)
Dividends paid	(10,929)	(11,824)	(10,929)	(11,824)
Net cash used in financing activities	(11,035)	(11,925)	(11,241)	(12,119)
Net increase/(decrease) in cash and cash equivalents	10,537	31,874	(121,368)	(88,879)
Cash and cash equivalents at beginning of period	155,312	122,704	290,267	229,194
Effects of exchange rate changes on cash and cash equivalents	(4,132)	(1,925)	(7,182)	12,338
Cash and cash equivalents at end of period	161,717	152,653	161,717	152,653

SUPPLEMENTAL NOTES

1                              General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2                              Reconciliation of profit/(loss) for the period to Adjusted EBITDA

	Three months ended 31 March		Nine months ended 31 March
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
Profit/(loss) for the period	108	(3,769)	(21,031)	14,925
Adjustments:
Tax (credit)/expense	(1,404)	(3,632)	58,535	3,564
Net finance (income)/costs	(1,092)	3,278	4,054	21,181
Loss/(profit) on disposal of intangible assets	3,446	1,521	(14,846)	(7,599)
Exceptional credit	—	—	—	(4,753)
Amortization	32,400	30,138	105,789	95,159
Depreciation	2,622	2,458	7,951	7,721
Adjusted EBITDA	36,080	29,994	140,452	130,198

3                              Reconciliation of profit/(loss) for the period to adjusted (loss)/profit for the period and adjusted basic and diluted (loss)/earnings per share

	Three months ended 31 March		Nine months ended 31 March
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
Profit/(loss) for the period	108	(3,769)	(21,031)	14,925
Exceptional items	—	—	—	(4,753)
Foreign exchange (gains)/losses on unhedged US dollar borrowings	(6,761)	(2,943)	(13,585)	4,151
Fair value movement on derivative financial instruments	539	645	1,384	344
Tax (credit)/expense	(1,404)	(3,632)	58,535	3,564
Adjusted (loss)/profit before tax	(7,518)	(9,699)	25,303	18,231
Adjusted tax credit/(expense) (using a normalized tax rate of 28% (2017: 35%))	2,105	3,395	(7,085)	(6,381)
Adjusted (loss)/profit for the period (i.e. adjusted net (loss)/income)	(5,413)	(6,304)	18,218	11,850

Adjusted basic (loss)/earnings per share:
Adjusted basic (loss)/earnings per share (pence)	(3.30)	(3.84)	11.10	7.22
Weighted average number of ordinary shares outstanding (thousands)	164,195	164,025	164,195	164,025
Adjusted diluted (loss)/earnings per share:
Adjusted diluted (loss)/earnings per share (pence)(1)	(3.30)	(3.84)	11.07	7.21
Weighted average number of ordinary shares outstanding (thousands)	164,591	164,448	164,591	164,448

(1) For the three months ended 31 March 2018 and 31 March 2017 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

4                              Cash generated from operations

	Three months ended 31 March		Nine months ended 31 March
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
Profit/(loss) for the period	108	(3,769)	(21,031)	14,925
Tax (credit)/expense	(1,404)	(3,632)	58,535	3,564
(Loss)/profit before tax	(1,296)	(7,401)	37,504	18,489
Depreciation	2,622	2,458	7,951	7,721
Amortization	32,400	30,138	105,789	95,159
Reversal of impairment	—	—	—	(4,753)
Loss/(profit) on disposal of intangible assets	3,446	1,521	(14,846)	(7,599)
Net finance (income)/costs	(1,092)	3,278	4,054	21,181
Profit on disposal of property, plant and equipment	—	—	(75)	—
Equity-settled share-based payments	617	498	1,820	1,436
Foreign exchange losses on operating activities	200	1,526	1,200	2,404
Reclassified from hedging reserve	3,772	1,161	11,480	2,407
Changes in working capital:
Inventories	520	(255)	239	(422)
Trade and other receivables	15,431	51,887	7,268	33,270
Trade and other payables and deferred revenue	(27,877)	(36,741)	(145,130)	(98,073)
Cash generated from operations	28,743	48,070	17,254	71,220